Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Kathy Churko
Ms. Karen Rossotto

Re:	Nationwide Mutual Funds
File No. 333-219546

Dear Ms. Churko and Ms. Rossotto:

On behalf of Nationwide Mutual Funds (the "Registrant"), below you will find the Registrant's responses to the comments conveyed by you on August 17,  2017 and August 28, 2017, with regard to the Registrant's registration statement on Form N-14 relating to the reorganization involving the Nationwide High Yield Bond Fund and the Nationwide Core Plus Bond Fund (the "Registration Statement").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on July 28, 2017, in accordance with Rule 488 under the Securities Act of 1933, as amended (the "Securities Act").
Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a prospectus/information statement to be filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Accounting Comments – August 17, 2017

Introduction: What are the general tax consequences of the Transaction?

1.	Comment: Please confirm that the Acquiring Fund will be in compliance with its investment objectives, restrictions and guidelines immediately following the Transaction.

Response: The Registrant confirms that the Acquiring Fund will be in compliance with its investment objectives, restrictions and guidelines immediately following the Transaction.

Introduction: What are the fees and expenses of each Fund and what might they be after the Transaction?

2.	Comment: Under "Fee Tables for the Funds," please add the Acquiring Fund's and Target Fund's names to the columns in the fee tables.

Response: The Registrant has revised the disclosure as requested.

Statement of Additional Information

Pro Forma Financial Information

3.	Comment: Please include an explanation as to why no pro forma financial statements are being provided.

Response: The Registrant has added the following under "General Information":

Pro forma financial statements are not included in this SAI as the net asset value of the Target Fund as of June 30, 2017, does not exceed ten percent of the Acquiring Fund's net asset value.

Legal Comments – August 28, 2017

Proxy statement/prospectus

Letter to the Shareholders

4.
Comment:  In the letter to the shareholders, the Registrant states, "Redemptions of Acquiring Fund Shares after the close of the Transaction will not be subject to any applicable contingent deferred sales charges."  Please consider whether this disclosure is necessary as the Acquiring Fund's shares are not subject to a contingent deferred sales charge.

U.S. Securities and Exchange Commission

Response: The Registrant has removed the disclosure.

Summary

5.	Comment: The Summary indicates that the Board of Trustees approved the Plan and the Transaction. Please indicate supplementally whether the Board approval was unanimous.

Response:  The Registrant respectfully notes that Rule 17a-8 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires only that the Board of Trustees of each merging company, including a majority of the independent trustees, determine that participation in the merger is in the best interests of each merging company, and that the interests of each merging company's shareholders will not be diluted as a result of the merger. The Registrant confirms that a majority of the independent trustees of each merging company approved the Plan and the Transaction in accordance with the requirements of Rule 17a-8, but respectfully declines to indicate whether the Board's approval was unanimous.

6.
Comment:  The first line of the third paragraph of the Summary states "The investment goals and strategies of the Funds differ in some respects."  Please consider disclosing that the risks of the Funds differ as well.

Response: The Registrant has revised the relevant disclosure to state, "The investment goals, strategies and risks of the Funds differ in some respects."

7.	Comment: Please disclose the impact on shareholder fees and differences in performance in the Summary.

Response:  The Registrant respectfully declines to disclose the impact on shareholder fees and differences in performance in the Summary as the Summary is only intended to provide a brief overview of the information contained in the Registration Statement and the addition of the requested information in the Summary would be duplicative of existing disclosure.

8.
Comment:  Please provide an explanation supplementally as to why the Registrant believes that this Transaction is not subject to a shareholder vote.  Please address the subadviser change in your analysis.

Response: The Transaction is not subject to a shareholder vote of the shareholders of the Target Fund because the Transaction satisfies each of the provisions of Rule 17a-8(a)(3) under the 1940 Act, for effectuating a reorganization transaction between affiliated investment companies without the need for a shareholder vote.  Specifically, we note that: (i) each of the fundamental investment policies of the Acquiring Fund and the Target Fund are identical; (ii) the advisory contracts between the Target Fund and the Adviser and as between the Acquiring Fund and

U.S. Securities and Exchange Commission

the Adviser are not materially different except for the identity of the Funds as parties to the contracts; (iii) the Target Fund and the Acquiring Fund have the same Board of Trustees; and (iv) the Rule 12b-1 fees paid by each of the Acquiring Fund and Target Fund are the same as or lower than those that will be paid by the Acquiring Fund after the Transaction.  In addition, the Trust's Second Amended and Restated Agreement and Declaration of Trust specifically permits a reorganization of a series of the Trust without a shareholder vote provided applicable notice to shareholders of the acquired series is provided, and the requisite notice will be provided to shareholders of the Target Fund in this case. Each of the Target Fund and the Acquiring Fund have received a Manager of Managers order which allows the Adviser to enter into and materially amend subadvisory agreements without shareholder approval.  As such, a shareholder vote is not required to approve a change of subadviser.

Introduction

9.	Comment: Consider adding disclosure describing the different characteristics of each share class.

Response:  The Registrant respectfully declines to add the requested disclosure as the share class characteristics are shown in the Fee Tables and in the Prospectus incorporated by reference in to the Information Statement.

10.	Comment: Consider comparing the Funds' strategies and risks in chart form to highlight any differences.

Response:  The Registrant respectfully declines to revise the comparisons of the Funds' strategies and risks into a chart format as the Registrant believes the differences between the Funds are adequately highlighted in the current narrative disclosure.

Introduction: What are the principal risks associated with investments in the Target Fund versus the Acquiring Fund?

11.
Comment:  The last sentence in the first paragraph states "The principal risks associated with an investment in the Target Fund are similar, but not identical, to the principal risks associated with investment in the Acquiring Fund."  Consider revising this disclosure because the risks associated with an investment in each Fund are significantly different.

Response: The Registrant has revised the disclosure as follows:

The principal risks associated with an investment in the Target Fund differ in certain significant respects from the principal risks associated with investment in the Acquiring Fund.

U.S. Securities and Exchange Commission

12.	Comment: Confirm that high-yields bonds fund risk is a principal risk of the Acquiring Fund. Please also consider disclosing that high-yield bonds are inherently speculative.

Response:  The Registrant confirms that high-yield bond fund risk is a principal risk of the Acquiring Fund.  The Registrant notes that high yield bonds are already described as "predominantly speculative" on pages 4 and 16 of the Prospectus/Information Statement.

Introduction: What are the general tax consequences of the Transaction?

13.
Comment:  Depending on the significance of the capital gains distribution following the Transaction, consider making the following disclosure more prominent: "A taxable shareholder who is inclined to redeem shares in the Target Fund may prefer to avoid the potential capital gain distribution following the Transaction and redeem shares in the Target Fund prior to the Transaction."

Response: The Registrant has bolded to the referenced disclosure.

U.S. Securities and Exchange Commission

In connection with the Registrant's responses to the SEC Staff's comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire